SECRETARY’S CERTIFICATE

The undersigned, Kent Barnes, Secretary of the Beacon Pointe Multi-Alternative Fund, a Delaware statutory trust (the “Fund”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, which is attached hereto as Exhibit B, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Fund, including a majority of the Board of the Trustees who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond on March 11, 2025.

4.	Premiums will be paid for the period March 18, 2025 to March 31, 2026.

/s/ Kent Barnes
Kent Barnes
Secretary of the Trust

Exhibit A

RESOLUTIONS

Approval of Fidelity Bond and D&O/E&O Insurance

RESOLVED, that the appropriate officers of the Fund is authorized and directed to take and/or ratify all necessary action for the Fund to purchase fidelity bond coverage (“Fidelity Bond”) and a Trustees and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policy consistent with the materials presented at this Meeting; and be it

FURTHER RESOLVED, that it is the finding of the Board that the Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and be it

FURTHER RESOLVED, that the Fidelity Bond is approved by a vote of the Board (all Trustees voting) and separately by a majority of the Independent Trustees; and be it

FURTHER RESOLVED, that the Secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the Securities and Exchange Commission and shall give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and be it

FURTHER RESOLVED, that the Fund’s purchase of the D&O/E&O policy to which the Trustees, officers and employees of the Fund are parties, and which provides coverage to those parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Fund, is determined to be in the best interest of the Fund; and be it

FURTHER RESOLVED, that the premium for the D&O/E&O policy, to be allocated to the Fund as described in the materials presented at this Meeting, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, is fair and reasonable to the Fund, and be it

FURTHER RESOLVED, that the Trustees and the appropriate officers of the Fund, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and be it

FURTHER RESOLVED, that the D&O/E&O Policy, for the term commencing on March 18, 2025, with the coverage and premiums as described at this Meeting is ratified and approved on behalf of the Fund.

Exhibit B

Financial Institution Bond For Investment Companies

DECLARATIONS Name of Assured: BEACON POINTE MULTI-ALTERNATIVE FUND Address of Assured: 24 CORPORATE DRIVE NEWPORT BEACH, CA 92660

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street,
Suite 2600
Indianapolis, IN 46282

Bond Number: J06596514

Item 1.	Bond Period:	From:	March 18, 2025
		To:	March 31, 2026
At 12:01 A.M. local time at the Address of Assured.

Item 2.	Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Employee	$900,000	$15,000
2.	On Premises	$900,000	$15,000
3.	In Transit	$900,000	$15,000
4.	Forgery Or Alteration	$900,000	$15,000
5.	Extended Forgery	$900,000	$15,000
6.	Counterfeit Money	$900,000	$15,000
7.	Computer System Fraud	$900,000	$15,000
8.	Claims Expense	$10,000	$0
9.	Audit Expense	$10,000	$0
10.	Uncollectible Items Of Deposit	$900,000	$15,000
11.	Voice Initiated Funds Transfer Instruction	$900,000	$15,000
PF-52903D (08/21)	Page 1 of 2

Financial Institution Bond For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

April 30, 2025
Date	Authorized Representative
PF-52903D (08/21)	Page 2 of 2